Exhibit 99.1

PRF Technologies Receives Nasdaq Delisting Determination Regarding Minimum Bid Price

Requirement and Requests a Hearing

Hearing request stays any suspension or delisting action; ordinary shares continue to trade on the

Nasdaq Capital Market pending the Hearings Panel’s decision

Tel Aviv – November 12, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced that on November 9, 2026, it received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price of its ordinary shares had been below US$1.00 per share for 30 consecutive business days, from September 24, 2026 through November 4, 2026, and that the Company therefore does not meet the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2).

Companies that do not meet the minimum bid price requirement are normally given a 180-calendar day period to regain compliance. Because the Company effected a 1-for-5 reverse share split on February 6, 2026, within the prior one-year period, Nasdaq Listing Rule 5810(c)(3)(A)(iv) provides that the Company is not eligible for that compliance period, and Nasdaq staff has issued a determination to delist the Company’s securities from the Nasdaq Capital Market.

Under the terms of the letter, the Company had until 4:00 p.m. Eastern Time on November 16, 2026 to request a hearing before a Nasdaq Hearings Panel (the “Panel”). The Company has timely requested a hearing. As set forth in the letter, the hearing request stays the suspension and delisting of the Company’s securities pending the Panel’s decision, and the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “PRFX” during that time.

At the hearing, the Company intends to present a plan to regain compliance with the minimum bid price requirement, which may include, if necessary, a reverse share split. The Panel has the discretion to grant the Company an exception of up to 180 days from the date of the delisting determination, or until May 8, 2027, to regain compliance. There can be no assurance that the Panel will grant the Company’s request for continued listing.

Efraim Cohen-Arazi, Interim Chief Executive Officer of PRF Technologies, commented, “The notice does not affect our current business operations. We had approximately US$11.0 million in cash and short-term deposits as of September 30, 2026, based on preliminary unaudited information, and our majority-owned subsidiary LayerBio expects to begin enrolling patients in the Phase 2 trial of OcuRing™-K before year-end 2026. We are also working toward completing the proposed GridFeed transaction with Dotz, which is subject to a non-binding term sheet and the negotiation and execution of definitive agreements. We intend to present the Panel with a plan to regain compliance, which we believe will support our request for continued listing on Nasdaq.”

This announcement is made in accordance with Nasdaq Listing Rule 5810(b), which requires prompt public disclosure of receipt of the letter.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar and GridFeed, PRF also develops advanced software solutions that enable both consumers and enterprises to monitor, forecast, trade and optimize energy – particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, about PRF’s expectations, beliefs and intentions, including statements regarding the Company’s ability to continue to remain listed on Nasdaq and the Company’s ability to successfully appeal the Nasdaq staff’s delisting determination; the Company’s hearing before the Nasdaq Hearings Panel; the Company’s plan to regain compliance with Nasdaq’s minimum bid price requirement, including any reverse share split; the continued listing and trading of the Company’s ordinary shares on the Nasdaq Capital Market; the completion of the proposed transaction with Dotz Nano Limited; the expected commencement of patient enrollment in the Phase 2 clinical trial of OcuRing™-K before year-end 2026; and the Company’s cash resources. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the Company’s control. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the possibility that the Panel will not grant the Company’s request for continued listing or will impose conditions the Company is unable to meet; the Company’s ability to regain and maintain compliance with Nasdaq’s continued listing requirements; the delisting of the Company’s ordinary shares from Nasdaq, including the resulting adverse effects on liquidity, market price, analyst coverage and the Company’s ability to raise capital; the Company’s ability to obtain shareholder approval for, and the timing of, any reverse share split, and the possibility that any reverse share split will not result in sustained compliance with the minimum bid price requirement or will cause the Company to fail other continued listing requirements; the effect of any reverse share split on the market price and liquidity of the Company’s ordinary shares; the non-binding nature of the term sheet with Dotz and the possibility that definitive agreements will not be negotiated or executed, or that the proposed transaction will not be completed; the preliminary and unaudited nature of the cash information included in this press release; the Company’s ability to continue as a going concern, the Company’s history of significant losses, its need to raise additional capital and its ability to obtain additional capital on acceptable terms, or at all; the Company’s dependence on the success of its product candidates, PRF-110 and OcuRing™-K; the ability of LayerBio to commence patient enrollment in the Phase 2 trial of OcuRing™-K on the anticipated timeline, including obtaining required regulatory and site approvals; the outcomes of preclinical studies and clinical trials; the Company’s reliance on third parties; the impact of competition and new technologies; the Company’s ability to comply with regulatory requirements; the overall global economic environment; and the impact of the political and security situation in Israel on the Company’s business. More detailed information about the risks and uncertainties affecting the Company are contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that the Company has made and may make with the Securities and Exchange Commission in the future. Forward-looking statements in this press release are made as of the date of this press release, and the Company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com